# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: AutoNation, Inc., CIK 0000350698
CUSIP: 05329W102
Title of class of securities: Common stock, par value $0.01 per share
Address of issuer's principal executive offices: 200 SW 1st Ave, Fort Lauderdale, Florida (FL), 33301
Date of event which requires filing of this statement: 05/01/2026
Amends the filing with accession number 0001104659-26-012643
Filed by CIK 0001052192
Persons authorized to receive notices and communications: Jeff Shim, Esq., 2365 Carillon Point, Kirkland, Washington (WA), 98033, (425) 889-7900

## Reporting persons
- Cascade Investment, L.L.C. (CIK 0001052192): type of reporting person: other (OO); citizenship or place of organization: Washington (WA); source of funds: working capital (WC); sole voting power 7,062,629; shared voting power 0; sole dispositive power 7,062,629; shared dispositive power 0; aggregate amount beneficially owned 7,062,629 (21.1% of the class)
  Comment: All shares of the common stock, $0.01 par value per share (the "Common Stock") of AutoNation, Inc. (the "Issuer") held by Cascade Investment, L.L.C. ("Cascade") may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.
  
  Item 13 is based on 33,461,495 shares of Common Stock outstanding as of April 29, 2026, as reported on the Issuer's Form 10-Q filed on May 1, 2026.
- William H. Gates III (CIK 0000902012): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 7,062,629; shared voting power 0; sole dispositive power 7,062,629; shared dispositive power 0; aggregate amount beneficially owned 7,062,629 (21.1% of the class)
  Comment: All shares of the Common Stock of the Issuer held by Cascade may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.
  
  Item 13 is based on 33,461,495 shares of Common Stock outstanding as of April 29, 2026, as reported on the Issuer's Form 10-Q filed on May 1, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.01 per share
Name of issuer: AutoNation, Inc.
Address of issuer's principal executive offices: 200 SW 1st Ave, Fort Lauderdale, Florida (FL), 33301
Comment:
This Amendment No. 1 to Schedule 13D ("Amendment") amends and supplements the Schedule 13D previously filed by Cascade Investment, L.L.C. ("Cascade") and William H. Gates III ("WHG," and together with Cascade, the "Reporting Persons") with the Securities and Exchange Commission on February 10, 2026, relating to the common stock, $0.01 par value per share (the "Common Stock"), of AutoNation, Inc. (the "Issuer"). Information in the Schedule 13D remains in effect except to the extent that it is amended or superseded by subsequently filed information, including information in this Amendment.

This Amendment is being filed due to an increase in the percentage of the Reporting Persons' ownership resulting from a decrease in the Issuer's outstanding shares of Common Stock, and not as a result of recent acquisitions by the Reporting Persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See items 11 and 13 of the cover pages to this Amendment for the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose: See items 7 through 10 of the cover pages to this Amendment for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: None.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Cascade Investment, L.L.C.: /s/ Alan Heuberger, Alan Heuberger, Attorney-in-fact for, Michael Larson, Business Manager (05/05/2026)
- William H. Gates III: /s/ Alan Heuberger, Alan Heuberger, Attorney-in-fact (05/05/2026)
Comment: This Amendment is being filed jointly by the Reporting Persons pursuant to the Joint Filing Agreement dated February 10, 2026, and included with the signature page to the Reporting Persons' Schedule 13D filed with respect to the Issuer on February 10, 2026, SEC File No. 005-40342, and incorporated by reference herein.

Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated October 11, 2013, by and on behalf of Michael Larson, filed as Exhibit 99.1 to Amendment No. 9 to Cascade's Schedule 13D with respect to Western Asset/Claymore Inflation-Linked Opportunities & Income Fund on December 11, 2013, SEC File No. 005-81261, and incorporated by reference herein.

Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III, filed as Exhibit 99.2 to Amendment No. 1 to Cascade's Schedule 13D with respect to Otter Tail Corporation on April 15, 2009, SEC File No. 005-06638, and incorporated by reference herein.